FIREBRAND, PBC

CROWD SAFE FINANCING TERM SHEET

October 15, 2021

This Term Sheet summarizes the principal terms of the proposed Crowdfunding SAFE financing Firebrand, PBC, a Delaware public benefit corporation (the "Company"). This Term Sheet is an expression of intent only, does not express an agreement of the parties and is not meant to be binding on the parties. The parties do not intend to be bound until they enter into definitive agreements regarding the subject matter of this Term Sheet. This Term Sheet does not constitute an offer either to sell or an offer to purchase securities.

Amount to be Raised:	Up to $1,070,000 (the "Financing").
Type of Security:	Crowdfunding Simple Agreement for Future Equity (collectively, the "Crowd SAFEs").
Next Equity Financing Conversion:	In any bona fide equity financing (the "Next Equity Financing"), the Company may elect to convert the Crowd SAFEs into shares of preferred stock of the Company at a price per share resulting in the greater number of preferred shares between (i) the price per share of the preferred stock sold in the Next Equity Financing or (ii) 1.5830 per share.
Liquidity Event:	Upon the closing of a change of control transaction or an initial public offering (each, a "Liquidity Event"), each holder of a Crowd SAFE will automatically be entitled to receive a portion of the proceeds from such Liquidity Event either by cash payment or by conversion of the Crowd SAFE into shares of Common Stock.
Security Interest:	The Crowd SAFEs will be unsecured.
Subordination:	The Crowd SAFEs will be subordinate in right of payment to all current and future indebtedness to banks and other financial institutions.
Expenses:	The parties will each bear their own legal and other expenses with respect to the Financing.
Amendment:	All Crowd SAFE documents will be amendable by the Company and the holders of a majority in interest of the Crowd SAFEs.
Closing Date:	The target initial closing date for the Reg CF Financing is April 30, 2022. Earlier or subsequent closings may occur at any time.